Michael Best & Friedrich LLP
Attorneys at Law
100 East Wisconsin Avenue
Suite 3300
Milwaukee, WI 53202-4108
Phone 414.271.6560
Fax 414.277.0656
Geoffrey R. Morgan
Direct 414.225.2752
Email grmorgan@michaelbest.com
July 21, 2011
Ms. Kathryn McHale
Senior Staff Attorney
United States Securities and Exchange Commission
Washington, DC 20549
Re:	Anchor Bancorp Wisconsin Inc.
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed June 29, 2010
Definitive Proxy Statement on Schedule 14A
Filed July 7, 2010
File No. 000-20006
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed June 29, 2011
Form 10-K/A for the Fiscal Year Ended March 31, 2011
Filed June 30, 2011
Definitive Proxy Statement on Schedule 14A
Filed June 29, 2011
File No. 001-34955
Dear Ms. McHale:
We are counsel to Anchor Bancorp Wisconsin Inc. (the “Company”). Chris Bauer forwarded your letter of July 12, 2011. We have reviewed your letter, consulted with the Company and have the following responses:
Form 10-K for the Fiscal Year Ended March 31, 2010
Item 9A. Controls and Procedures, page 127
1.	We refer to prior comment 3, and note the disclosure controls and procedures discussion included in your Form 10-K for the fiscal year ended March 31, 2011. We note that you have limited your representations to financial reporting and preparation of financial statements. In future filings, please specifically refer to the definition contained in Rules 13a-15(e) and 15d-15(e) when describing whether your disclosure controls and procedures are maintained in accordance with the Securities Exchange Act of 1934.
michaelbest.com

Ms. Kathryn McHale
July 21, 2011

     Answer
In future filings the Company will refer to the definitions contained in Rules 13a-15(e) and 15d-15(e) when describing whether our controls and procedures are maintained in accordance with the Securities Exchange Act of 1934.
Item 15. Exhibits and Financial Statement Schedules
2.	We refer to prior comment 5 and reissue that comment, in part. Please advise why you have not filed the severance agreements with Mr. Bauer and Ms. Hayes referred to on pages 24-25 of your 2010 proxy statement.
     Answer
The severance arrangements referred to on pages 24-25 of our 2010 proxy statement were superseded by the Employment Agreements for Ms. Hayes and Mr. Bauer that are filed as Exhibit 10.23 to the Company’s 2011 10-K and Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 30, 2011, respectively.
Form 10-K for the Fiscal Year Ended March 31, 2011
Part III
Item 10. Directors, Executive Officers and Corporate Governance (incorporated by reference to the Definitive Proxy Statement filed June 29, 2011), page 161
Executive Officers Who Are Not Directors, page 16
General
3.	Please provide the full five year business experience for Mr. Bertucci as required by Item 401(e) of the Regulation S-K.
     Answer
The business experience provided for Mr. Bertucci in the 2011 Proxy Statement is for more than the past five years, so there is nothing to add. Mr. Bertucci has been with the Company since 1972. In future filings the Company will specifically note that the information covers more than the past five years.
michaelbest.com

Ms. Kathryn McHale
July 21, 2011

Item 11. Executive Compensation (incorporated by reference to the Definitive Proxy Statement filed June 29, 2011), page 161
Compensation Discussion and Analysis
Employment Agreements, page 25
4.	We note your disclosure on page 25 that you have entered into a Severance Agreement with Donald Bertucci. However, we also note your disclosure on page 20 that severance and change-in-control agreements are “not currently part of [your] executive compensation program” and that this agreement is not referenced in your exhibit index. Please reconcile this disclosure.
     Answer
The Severance Agreement with Mr. Bertucci was entered into in 1996 and remains in effect. It is true that severance and change in control agreements are not currently part of our executive compensation program, and the Company currently does not offer such agreements, but Mr. Bertucci’s agreement was entered into 15 years ago.
Item 13. Certain Relationships and Related Transactions, and Director Independence (incorporated by reference to the Definitive Proxy Statement filed June 29, 2011), page 162
Indebtedness of Management, page 31
5.	We note your disclosure in this section. Please confirm that you have no other reportable transactions under 404(a) of Regulation S-K. In future filings, please provide the disclosure required by 404(b) of Regulation S-K.
     Answer
There are no other reportable transactions under Item 404(a) of Regulation S-K. In the future, the Company will provide the disclosures required by Item 404(b) of Regulation S-K.
Form 10-K/A for the Fiscal Year Ended March 31, 2011
Index to Exhibits
Exhibits 31.1 and 31.2
6.	We note that the identifications of the certifying individuals at the beginning of Exhibits 31.1 and 31.2, as required by Exchange Act Rule 13a-14(a), also include the titles of the certifying individuals. However, officers are required to sign in their personal capacities.
michaelbest.com

Ms. Kathryn McHale
July 21, 2011

In future filings, the identification of the certifying individuals at the beginning of the certifications should not include the individual’s title.
     Answer
In future filings, the Company will ensure that officers will certify to Exhibits 31.1 and 31.2 in their individual capacities.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you very much for your consideration. Please contact the undersigned with any questions.
Sincerely,
MICHAEL BEST & FRIEDRICH LLP
/s/ Geoffrey R. Morgan

Geoffrey R. Morgan
GRM:mkb
cc:	Mr. Chris Bauer Mr. Mark Timmerman
michaelbest.com